20549-0408

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
   Form SB-2, amendment number 2, filed November 28, 2006
   File Number 333-133961

Dear Mr. Young:

   We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

No minimum offering amount, page 5

1.   You say that an offering level of $315,000 allows for a "basic" website, marketing, staff and equipment, but that $625,000 is needed in order to generate "revenue." Please clarify whether you feel you can generate revenue and net income, at the $315,000 and $625,000 levels. Also, if need be, indicate what higher offering level you feel is required to achieve net income.   Note also on page 7, the first full paragraph on page 16 and at any similar disclosure.

Financial Statements as of August 31, 2006

3. Accounting Policies, page 40

General

2.   Please revise to include your accounting policy for stock based transactions with other than employees.

Financial Statements as of February 28, 2006

General

3.   Please revise your financial statements as of February 28, 2006, in response to the comment issued above on the financial statements as of August 31, 2006.

Exhibit 23

4.   Please also include a consent from your auditor consenting to the use of the audit opinion for these financial statements.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Robin Young
Globalink, Ltd.
December 14, 2006,
Page 3

      Direct any questions on accounting matters to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief

By fax: Jody Walker
      Fax number: 303-220-9902